AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 2, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

UNDER SECTION 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

DIVERSIFIED REAL ASSET INCOME FUND

(Name of Subject Company)

DIVERSIFIED REAL ASSET INCOME FUND

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

25533B108

(CUSIP Number of Class of Securities)

Kevin J. McCarthy, Secretary

Nuveen Investments

333 West Wacker Drive

Chicago, Illinois 60606

312-917-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Paul H. Dykstra

Paulita A. Pike

Ropes & Gray LLP

191 North Wacker Drive

32nd Floor

Chicago, Illinois 60606

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE:
$38,013,630.90 (a)	$3,827.97 (b)

(a)	The transaction value was calculated by multiplying 2,024,155 Common Shares of Diversified Real Asset Income Fund by $18.78, the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on October 26, 2015.
(b)	Calculated at $100.70 per $1,000,000 of the Transaction Valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

Copies of the Offer to Purchase, dated November 2, 2015, and the Letter of Transmittal, among other documents, have been filed by Diversified Real Asset Income Fund (the “Fund”) as Exhibits to this Schedule TO, Tender Offer Statement (the “Schedule”), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unless otherwise indicated, all material incorporated herein by reference in response to items or sub-items of this Schedule is incorporated by reference from the corresponding caption in the Offer to Purchase, including the information provided under those captions.

ITEM 1. SUMMARY TERM SHEET.

Reference is hereby made to the Summary Term Sheet of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Diversified Real Asset Income Fund (previously defined as the “Fund”), a diversified, closed-end management investment company organized as a Massachusetts business trust. The principal executive offices of the Fund are located at 333 West Wacker Drive, Chicago, Illinois 60606. The telephone number is 1-800-257-8787.

(b) The title of the subject class of equity securities described in the offer is Common Shares of beneficial interest, par value $0.01 per share (the “Shares”). As of October 26, 2015, there were 20,241,550 Shares issued and outstanding.

(c) The principal market in which the Shares are traded is the New York Stock Exchange (“NYSE”). The Fund began trading on the NYSE on September 8, 2014. For information on the high, low and closing (as of the close of ordinary trading on the NYSE on the last day of each of the Fund’s fiscal quarters) market prices of the Shares in such principal market for each fiscal quarter since the Fund’s inception on September 8, 2014, see Section 8, “Price Range of Shares” of the Offer to Purchase, which is incorporated herein by reference.

(d) The Fund makes monthly cash distributions to shareholders of a stated dollar amount per share. Subject to approval and oversight by the Fund’s Board of Trustees, the Fund seeks to establish a distribution rate that roughly corresponds to the cash flows from its investment strategies through regular distributions. As of October 26, 2015, the Fund has paid $1.7542 per share in distributions since its inception, and the Fund will pay a distribution of $0.1490 per share on November 2, 2015. There are no restrictions on the Fund’s current or future ability to pay dividends at this time.

(e)	Not applicable.

(f) On September 23, 2014, the Fund’s Board of Trustees authorized the Fund to participate in Nuveen’s closed-end fund complex-wide share repurchase program. Under the share repurchase program, the Fund may repurchase up to 10% of its outstanding shares as of the authorization date in open-market transactions at the discretion of Nuveen Fund Advisors, LLC. The Fund is prohibited, however, from repurchasing its shares during periods when the Fund also has an outstanding tender offer.

As of the end of the following fiscal quarters since the inception of the Fund’s repurchase program, the Fund has cumulatively repurchased and retired its Shares as shown in the following table.

Fiscal Quarter Ended*	TOTAL NUMBER OF SHARES (OR UNITS) PURCHASED	RANGE OF PRICES PAID	AVERAGE PRICE PAID
NOVEMBER 30, 2014	10,000	$17.47 - $17.50	$17.49
FEBRUARY 28, 2015	116,000	$16.76 - $17.57	$17.28
MAY 31, 2015	N/A	N/A	N/A
AUGUST 31, 2015	174,000	$17.48 - $17.76	17.64
TOTAL	300,000	$16.76 - $17.76	$17.49

*	The Fund’s repurchase program, for the repurchase of 2,535,000 shares, was authorized on September 23, 2014. Any repurchases made by the Fund pursuant to the program were made through open-market transactions.

Reference is hereby made to Section 6, “Purpose of the Offer,” which is incorporated herein by reference, with respect to the Fund’s first and second tender offers.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Fund is a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and organized as a Massachusetts business trust. The principal executive offices of the Fund are located at 333 West Wacker Drive, Chicago, Illinois 60606. The telephone number is 1-800-257-8787. The filing person is the subject company. The members of the Board of Trustees of the Fund are: Roger A. Gibson, Leonard W. Kedrowski, Richard K. Riederer and James M. Wade. Each member of the Board of Trustees is not an “interested person” as that term is defined in the 1940 Act (the “Independent Trustees” or the “Trustees”).

The executive officers of the Fund are Gifford R. Zimmerman, Chief Administrative Officer, and Stephen D. Foy, Vice President and Controller.

Correspondence to the Trustees and executive officers of the Fund should be mailed to c/o Diversified Real Asset Income Fund, 333 West Wacker Drive, Chicago, Illinois 60606, Attn: Secretary.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The Fund’s Board of Trustees has determined to commence an offer to purchase up to 10%, or 2,024,155 Shares, of the Fund’s issued and outstanding Common Shares. The offer is for cash at a price equal to 99% of the Fund’s net asset value per share (“NAV”) as of the close of ordinary trading on the NYSE on December 1, 2015, or if the Offer period is extended, as of the close of ordinary trading on the NYSE on the newly designated expiration date, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”).

A copy of the Offer to Purchase and the Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, each of which is incorporated herein by reference. For more information on the type and amount of consideration offered to shareholders, the scheduled expiration date, extending the Offer and the Fund’s intentions in the event of oversubscription, see Section 1, “Price; Number of Shares” and Section 15, “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase. For information on the dates relating to the withdrawal of tendered Shares, the procedures for tendering Shares and withdrawing Shares tendered, and the manner in which Shares will be accepted for payment, see Section 2, “Procedures for Tendering Shares,” Section 3, “Withdrawal Rights,” and Section 4, “Payment for Shares” in the Offer to Purchase. For information on the federal income tax consequences of the Offer, see Section 2, “Procedures for Tendering Shares,” Section 10, “Certain Effects of the Offer,” and Section 14, “Certain Federal Income Tax Consequences,” in the Offer to Purchase.

(b) The Fund has been advised that neither its Trustees, officers nor investment adviser intend to tender any Shares pursuant to the Offer. Therefore, the Fund does not intend to purchase Shares from any officer, Trustee or investment adviser of the Fund pursuant to the Offer.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Reference is hereby made to Section 7, “Plans or Proposals of the Fund,” Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares,” and Section 16, “Fees and Expenses” of the Offer to Purchase, which is incorporated herein by reference. Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund (including any of the Fund’s executive officers or Trustees, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund) and any other person with respect to any securities of the Fund. The foregoing includes, but is not limited to: the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)-(c) Reference is hereby made to Section 1, “Price; Number of Shares,” Section 6, “Purpose of the Offer,” Section 7, “Plans or Proposals of the Fund,” Section 10, “Certain Effects of the Offer,” and Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference. Except as noted herein and therein, the events listed in Item 1006(c) of Regulation M-A are not applicable to the Fund (including any of the Fund’s executive officers or Trustees, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund).

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) Reference is hereby made to Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.

(d)	Not applicable.

The information requested by Item 1007(a), (b) and (d) of Regulation M-A is not applicable to the Fund’s executive officers and Trustees, any person controlling the Fund or any executive officer or director of a corporation or other person ultimately in control of the Fund.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b) Reference is hereby made to Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference. There have not been any transactions in the Shares of the Fund that were effected during the past 60 days by the Fund. In addition, based upon the Fund’s records and upon information provided to the Fund by its Trustees, executive officers and affiliates (as such term is used in Rule 12b-2 under the Exchange Act), to the best of the Fund’s knowledge, there have not been any transactions involving the Shares of the Fund that were effected during the past 60 days by any executive officer or Trustee of the Fund, any person controlling the Fund, any executive officer or director of any corporation or other person ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No persons have been employed, retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) Reference is hereby made to Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)-(5) Not applicable.

(b)	Reference is hereby made to the Offer to Purchase, which is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(i)	Letter to Shareholders from the Chairman of the Board of Trustees of the Fund and Offer to Purchase.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Letter to Clients and Client Instruction Form.

(a)(1)(v)	Notice of Guaranteed Delivery.

(a)(1)(vi)	Notice of Withdrawal.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release dated October 9, 2015.[1]

(a)(5)(ii)	Press Release dated October 22, 2015.[2]

(a)(5)(iii)	Press Release dated November 2, 2015.

(b)	Not applicable.

(d)(1)	Investment Management Agreement with Nuveen Fund Advisors, LLC dated October 1, 2014.[3]

(d)(2)	Investment Sub-Advisory Agreement by and between Nuveen Fund Advisors, LLC and Nuveen Asset Management, LLC dated October 1, 2014.[3]

(d)(3)	Transfer Agency and Service Agreement with State Street Bank and Trust Company dated October 7, 2002, as amended as of December 22, 2014.[4]

(d)(4)	Amendment dated July 15, 2015 to Transfer Agency and Service Agreement with State Street Bank and Trust Company.

(d)(5)	Amendment dated July 20, 2015 to Transfer Agency and Service Agreement with State Street Bank and Trust Company.

(d)(6)	Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company dated July 15, 2015.

(d)(7)	Amendment dated September 28, 2015 to Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company.

(d)(8)	Amended and Restated Custodian Agreement with U.S. Bank National Association dated September 8, 2014.[4]

(d)(9)	Amendment dated December 16, 2014 to Amended and Restated Custodian Agreement with U.S. Bank National Association.[4]

(g)	Not applicable.

(h)	Not applicable.

[1]	Previously filed on Schedule TO via EDGAR on October 9, 2015 and incorporated herein by reference.
[2]	Previously filed on Schedule TO via EDGAR on October 22, 2015 and incorporated herein by reference.
[3]	Previously filed on Schedule TO via EDGAR on October 3, 2014 and incorporated herein by reference.
[4]	Previously filed on Schedule TO via EDGAR on April 6, 2015 and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIVERSIFIED REAL ASSET INCOME FUND

/s/ Gifford R. Zimmerman
Gifford R. Zimmerman
Chief Administrative Officer

November 2, 2015

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

(a)(1)(i)	Letter to Shareholders from the Chairman of the Board of Trustees of the Fund and Offer to Purchase.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Letter to Clients and Client Instruction Form.

(a)(1)(v)	Notice of Guaranteed Delivery.

(a)(1)(vi)	Notice of Withdrawal.

(a)(5)(iii)	Press Release dated November 2, 2015.

(d)(4)	Amendment dated July 15, 2015 to Transfer Agency and Service Agreement with State Street Bank and Trust Company.

(d)(5)	Amendment dated July 20, 2015 to Transfer Agency and Service Agreement with State Street Bank and Trust Company.

(d)(6)	Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company, dated July 15, 2015.

(d)(7)	Amendment dated September 28, 2015 to Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company.